                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     UNITED BANCORPORATION OF ALABAMA, INC.
                       (Name of Subject Company (Issuer))

                     UNITED BANCORPORATION OF ALABAMA, INC.
                       (Name of Filing Person, the Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                       N/A
                                       ---
                      (CUSIP Number of Class of Securities)

                              Robert R. Jones, III
                      President and Chief Executive Officer
                     United Bancorporation of Alabama, Inc.
                                Post Office Box 8
                              Atmore, Alabama 36504
                                 (251) 368-2525
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:
                             James Dale Smith, Esq.
                              Armbrecht Jackson LLP
                               Post Office Box 290
                              Mobile, Alabama 36601
                                 (251) 405-1300

                            CALCULATION OF FILING FEE

          Transaction Value*                   Amount of Filing Fee
          ------------------                   --------------------
               $999,750                               $91.98

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 32,250 shares of Common Stock of United Bancorporation of Alabama, Inc. at the tender offer purchase price of $31.00 per share in cash.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $91.98                           Form or Registration Number: Schedule TO
     Filing Party: United Bancorporation of Alabama, Inc.     Date Filed: April 15, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the issuer tender offer (the "Offer") of United Bancorporation of Alabama, Inc., a Delaware corporation, to purchase up to 32,250 shares of its Class A Common Stock, $0.01 par value per share, at a price of $31.00 per share as described in United Bancorporation of Alabama, Inc.'s Schedule TO filed April 15, 2002 ("Schedule TO"). United Bancorporation of Alabama Inc.'s Offer to Purchase dated April 12, 2002 (the "Offer to Purchase"), which was filed as Exhibit (a)(1) to the Schedule TO, sets forth certain terms and conditions of the Offer.

Notwithstanding any implication to the contrary in the Offer to Purchase, any forward-looking statements made in connection with the Offer are unprotected by the Private Securities Litigation Reform Act.

Item 4 of Schedule TO is amended to read as follows:

         ITEM 4.   TERMS OF THE TRANSACTION.

         (a) Information about the terms of the transaction under "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section
         2. Purpose of the Offer; Certain Effects of the Offer," "Section 3. Procedure for Tendering Shares," "Section 4. Purchase of Shares and Payment of the Purchase Price; Acceptance," "Section 5. Withdrawal Rights," "Section 6. Material Federal Income Tax Consequences," "Section 10. Effect of Offer on Market for Shares; Registration under the 1934 Act," "Section 12. Certain Conditions of this Offer," "Section
         13. Cancellation, Extension, Termination and Amendment," "Section 14. Fees and Expenses" and "Section 15. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction. With respect to paragraphs (iv), (v) and (vii) of the Material Adverse Change Condition set forth in Section 12 of the Offer to Purchase, notwithstanding references therein to determination of the occurrence of certain conditions which may be made by United Bancorporation of Alabama, Inc. in its sole judgment, any such determination made by United Bancorporation of Alabama, Inc. will be made in the exercise of its reasonable judgment.

Item 5 of Schedule TO is amended to read as follows:

         ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information under "Section 8. Information About Us" and "Section 9. Information about our Directors, Executive Officers and Major Stockholders" of the Offer to Purchase is incorporated herein by reference. With respect to any additional documents that United Bancorporation of Alabama, Inc. may file with the SEC between the date of the Offer to Purchase and the date of expiration of withdrawal rights, to the extent any such document is incorporated by reference in the Offer to Purchase this Schedule TO will be amended to include such information.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2002

                                      UNITED BANCORPORATION OF ALABAMA, INC.

                                      By:   /s/ Robert R. Jones, III
                                          -------------------------------------
                                          Robert R. Jones, III
                                          President and Chief Executive Officer


                                       3